EXHIBIT 99.11

Major resolutions of 2016 Annual General Meeting

Date of events: 2016/06/25

Contents:

1.Date of the shareholders’ meeting:2016/06/24

2.Important resolutions (1)profit distribution/deficit compensation:Ratification of 2015 profit allocation proposal. The cash dividend is NT$5.4852 per share.

3.Important resolutions (2)amendments of thecoporat charter:Approval of the amendment to the ”Articles of Incorporation”.

4.Important resolutions (3)business report and financial statements:Ratification of 2015 business report and financial statements.

5.Important resolutions (4)elections of board of directors and supervisors:The election of the Company’s 8th term directors, 13 directors in total, including 5 independent directors Directors:

Representative Juristic-Person Director Lih-Shyng Tsai

Representative Juristic-Person Director Mu-Piao Shih

Representative Juristic-Person Director Chih-Ku Fan

Representative Juristic-Person Director Yu-Fen Hong

Representative Juristic-Person Director Yi-Bing Lin

Representative Juristic-Person Director Chich-chiang Fan

Representative Juristic-Person Director Shu-Juan Huang

Representative Juristic-Person Director Hsu-Hui Ho

Independent Director:

Zse-Hong Tsai, JenRan Chen, Lo-Yu Yen, Kuo-Long Wu, Yung-Chen Chen

6.Important resolutions (5)other proposals: Approval of the release of restrictions on competitive activities on the 8th term directors

7.Any other matters that need to be specified:The term of the new directors begins on June 24, 2016 and ends on June 23, 2019.